SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                               SCHEDULE 13D/A
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 2)1


                     Total-Tel USA Communications, Inc.
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)


                               89151T 10-6
                                --------
                             (CUSIP Number)

                         Walt Anderson, President
            Foundation for the Non-Governmental Development of Space
             2000 L Street, N.W., Suite 200, Washington, D.C. 20036
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               August 7, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 6 Pages)

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   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


-----------------------------                      --------------------------
CUSIP No.   90337P10                              Page 2  of 6    Pages
------------------------------                    --------------------------
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1       NAME OF REPORTING PERSON: Foundation for the International Non-
        governmental Development of Space ("FINDS")
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : 51-0377880
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [ ]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS                     WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                            7      SOLE VOTING POWER
        NUMBER OF                  703,529 Shares of Common Stock
         SHARES             --------------------------------------------------
        BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY EACH               0
         REPORTING
          PERSON           ---------------------------------------------------
          WITH              9      SOLE DISPOSITIVE POWER
                                   0
                            --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        703,529 Shares of Common Stock
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               [ ]
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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.86% (based on 7,944,071 outstanding shares as reflected in the
               Issuer's Quarterly Report on Form 10-Q filed on 6/9/2000)
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14      TYPE OF REPORTING PERSON                   CO
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This Amendment No. 2 to Schedule 13D filed by FINDS, a Delaware not-for-profit corporation, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the
Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on February 7, 2000 (the "Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on March 20, 2000 ("Amendment No. 1"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D and Amendment No. 1.

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the filing of Amendment No. 1, FINDS purchased a total of 24,600 Common Shares on the Nasdaq National Market, as follows:

Date              Number of Shares          Purchase Price Per Share
-----             ----------------          ------------------------
04/20/00           2,700                         $11.375
04/24/00           5,000                          11.500
04/28/00             500                          10.250
04/28/00           3,600                          10.375
05/03/00           3,600                           9.750
05/04/00             500                          10.250
05/04/00             500                          10.000
05/05/00           2,500                          10.375
05/08/00           1,700                          10.250
05/09/00           1,000                          10.375
05/17/00           1,000                          10.500
06/07/00           2,000                           7.125

Total:            24,600

     In addition, pursuan to a put agreement dated as of September 21, 1999 between Walt Anderson ("Mr. Anderson"), Leon Genet ("Mr. Genet") and Revision LLC, which put agreement was filed with the SEC on September 30, 1999 as
Exhibit 7.3 to Amendment No. 15 to Schedule 13D for Revision LLC (the "Genet Put Agreement"), Mr. Genet and his permitted designees had the right, but not the obligation (the "Genet Put Option"), to sell and deliver up to 104,320 Common Shares to Revision at a purchase price of $16.00 per share upon the exercise of the Genet Put Option at any time during the period beginning on
December 11, 1999 and ending on February 10, 2000.    Neither Revision LLC nor
Mr. Anderson had any right to require any of the Common Shares subject to the Genet Put Agreement to be sold. Certain terms of the Genet Put Agreement were modified, including the addition of FINDS as a party to the agreement, by Amendment No. 1 to such Genet Put Agreement, dated as of March 10, 2000, a copy of which was filed with the SEC on March 20, 2000, as Exhibit 7.3 to Amendment No. 19 to Schedule 13D for Revision.

     Pursuant to the Genet Put Agreement, as amended, on March ___, 2000, FINDS purchased 50,000 shares from Mr. Genet for an aggregate purchase price of $800,000.

     All of the funds used for the purchases set forth above were from FINDS working capital funds.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) FINDS beneficially owns 703,529 Common Shares representing approximately 8.86% of the outstanding Common Shares, based on the information regarding issued and outstanding shares reflect in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on June 9, 2000.




                             Page 3 of 6
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                  In addition, Mr. Anderson, the President and a
                  Director of FINDS, is the Manager of Revision, which owns 3,595,604 Common Shares. Mr. Anderson also personally owns 7,300 Common Shares. Mr. Anderson does not have a controlling interest in FINDS and thus disclaims beneficial ownership of the Common Shares held by FINDS.

         (b)      FINDS has the sole power to vote and dispose of the Common
                  Shares.

         (c) During the 60 days preceding the date of this Statement, FINDS acquired the Common Shares as reported in Item 3 above.

          (d) No other person is known by FINDS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by FINDS.

          (e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On August 7, 2000, Revision LLC, Mr. Anderson and Gold & Appel Transfer, S.A., a British Virgin Islands Corporation (each, a "Borrower" and collectively, the "Borrowers") borrowed the aggregate principal sum of $13,000,000 from Donald A. Burns ("Mr. Burns"), which borrowing was evidenced by a Promissory Note of even date (the "Note"), a copy of which was filed with the SEC as Exhibit 7.2 to Amendment No. 20 to Schedule 13D filed by Revision, and secured by a Stock Pledge Agreement, also of even date, executed by the Borrowers and FINDS, as Pledgors, and Mr. Burns, as Pledgee (the "Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.3 to Amendment No. 20 to
Schedule 13D filed by Revision.

     Pursuant to the Stock Pledge Agreement, the Pledgors granted to Mr. Burns a lien upon and security interest in 2,454,661 Common Shares owned of record and beneficially by one or more of them (the "Pledged Shares"), and certain other rights relative to such Common Shares, as more specifically described in the Stock Pledge Agreement. In brief, the Stock Pledge Agreement provides that the Pledgors retain all voting power with respect to the Pledged Shares unless and until an Event of Default occurs. According to the terms of the Stock Pledge Agreement, an Event of Default will occur if, among other things,
(a) the Borrowers fail to pay any payment of principal or interest on the Note when due in accordance with the terms of the Note or fail to pay any other amount payable under the Note or the Stock Pledge Agreement within three business days after any such other amount becomes due; or (b) the Borrowers fail to perform or observe any covenant or other agreement contained in the Note or the Stock Pledge Agreement.

     In the event that an Event of Default occurs and is continuing, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the

                                 Page 4 of 6
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Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor shall to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in the Stock Pledge Agreement.

     In consideration for FINDS's pledging its 703,529 Common Shares, Gold & Appel will pay to FINDS a sum equal to $70,352.90 for the first six months such shares are pledged as collateral under the Stock Pledge Agreement. In the event that FINDS's shares are still being held as collateral under the Stock Pledge Agreement after such six-month period, Gold & Appel shall pay to FINDS the sum of $20,000 per month for each additional month FINDS's shares are held as collateral under the Stock Pledge Agreement.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.


















                             Page 5 of 6 Pages
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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date:     August 17, 2000

                                           Foundation for the International
                                           Non-governmental Development of
                                           Space, a Delaware not-for-profit
                                           corporation



                                         By: /s/ Walt Anderson
                                            --------------------------------
                                              Walt Anderson, President









                             Page 6 of 6 Pages